PANTAGES CAPITAL ACQUISITION CORPORATION

April 29, 2026

VIA EMAIL

Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Pantages Capital Acquisition Corporation Form 10-K for the Fiscal Year ended December 31, 2025 Filed March 9, 2026 File No. 001-42425

Ladies and Gentlemen:

This letter is in response to the letter dated April 24, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pantages Capital Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 10-K for the Fiscal Year ended December 31, 2025

Exhibits 31.1 and 31.2, page 1

1.	The officer certifications at Exhibits 31.1 and 31.2 omit the language concerning internal control over financial reporting that is prescribed by Item 601(b)(31) of Regulation S-K for the introductory portion of paragraph 4 and paragraph 4(b). Please amend the Form 10-K to include certifications having all of the required language about internal control over financial reporting. You may elect to limit content within the amendment under these circumstances to the cover page, an explanatory note, signature page, and certifications as outlined in CFI 246.13 (f/k/a C&DI 246.13). You may view CFI 246.13 at the following website address: https://www.sec.gov/rules-regulations/staff-guidance/corporation-finance-interpretations/regulation-s-k

Response: We respectfully advise the Staff that we have amended the Form 10-K for the fiscal year ended December 31, 2025 to include revised certifications as required, which is being filed to accompany this letter.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ William W. Snyder
William W. Snyder
Chief Executive Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP